Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY For Against Abstain For Against Abstain ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! ATENTO S.A. SOCIÉTÉ ANONYME 1 RUE HILDEGARD VON BINGEN L-1282 LUXEMBOURG R.C.S. LUXEMBOURG B 185.761 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 9:59 A.M. Central European Time on October 18, 2023. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards annual reports or other relevant materials electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 9:59 A.M. Central European Time on October 18, 2023. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTE w 2. Approval of the audited annual accounts of the Company for the financial year ended on December 31, 2022 (the “2022 Annual Accounts”); 3. Approval of the audit report of the Company with respect to the 2022 Annual Accounts prepared by Deloitte Audit in their capacity as independent auditor (réviseur d’entreprises agréé) of the Company; 4. Allocation of results – decision to compensate the losses with the profits brought forward by the Company in relation to the previous financial years and bring forward the remaining loss made by the Company in relation to the 2022 financial year to the next financial year; 5. Discharge of the members of the Board of Directors of the Company for all and any actions taken for the 2022 financial year; 8. Approval of the Management Consolidated Report in relation to the 2022 Consolidated Accounts; 7. Approval of the audited consolidated accounts of the Company for the financial year ended on December 31, 2022 (the “2022 Consolidated Accounts”); 6. Interim discharge to the Board of Directors of the Company for all and any actions taken for the period from January 1, 2023 to the date of this annual general meeting, such interim discharge to become final on presentation of the next financial statements to the general meeting, save in the event of fraud or gross misconduct; The Board of Directors recommends you vote FOR the following: 1. Approval of the report with respect to the previously declared conflicts of interests in (“the Special Report”) and request of specific discharge to each Director of the Company, the Board of Directors and the Company with respect to such declared conflicts of interests; Agenda of the Annual General Meeting ATENTO S.A. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. 13. Acknowledgement of the resignation, with effect as of August 7, 2023, of Mr. Roberto Rittes de Oliveira Silva, as class III director of the Company, the resignation Mr. Camargo Antenor, as class II director of the Company with effect as of March 7, 2023 and the early termination of Mr. Carlos López-Abadia as class II director of the Company with effect as of December 1, 2022 and approval, confirmation and, to the extent necessary, ratification of (i) (a) the co-optation, with effect as of May 16, 2023, of Mr. Mark Nelson-Smith as class II director of the Company as adopted by the Board during its meeting held on May 16, 2023 and (b) his appointment for a period expiring at annual general meeting to be held in 2025, and (ii) (a) the co-optation, with effect as of November 30, 2022, of Mr. Dimitrius Rogerio De Oliveira, as class II director of the Company as adopted by the Board during its meeting held on November 30, 2022 and (b) his appointment for a period expiring at the annual general meeting to be held in 2025; 14. Approval of the 2023 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such; and 15. Delegation of powers. 11. Renewal of the mandate of Deloitte Audit, as independent auditor (réviseur d’entreprises agréé) of the Company; 12. Renewal of the mandate of Mr. John Madden, as class III director of the Company; 10. Discharge of auditor of the Company; V24154-Z86179 9. Approval of the Audit Report in relation to the 2022 Consolidated Accounts; ! ! ! ! ! ! ! ! ! Continued and to be signed on reverse side Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement, the Special Report, the Annual Accounts and the Audit Report relating to the stand-alone Annual Accounts, the Consolidated Accounts, the Management Consolidated Report and the Audit Report relating to the Consolidated Accounts are available at www.proxyvote.com. V24155-Z86179 ATENTO S.A. Annual General Meeting of Shareholders October 19, 2023 10:00 AM CET This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) any employee of Alter Domus Luxembourg S.à r.l., or any employee or lawyer of Loyens & Loeff Luxembourg S.à r.l., or any employee of Broadridge Financial Solutions, Inc., as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO S.A. that the shareholder(s) is/are entitled to vote at the Annual General Meeting to be held starting at 10:00 AM, Central European Time on October 19 2023, at the offices of Loyens & Loeff Luxembourg S.à r.l. at 18-20, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.